SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 3)*

Southwest Gas Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners Master Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 2,752,775
	(8)	SHARED VOTING POWER 2,752,775
	(9)	SOLE DISPOSITIVE POWER 2,752,775
	(10)	SHARED DISPOSITIVE POWER 2,752,775
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,752,775
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Offshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,752,775
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,752,775
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,752,775
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 3,858,855
	(8)	SHARED VOTING POWER 3,858,855
	(9)	SOLE DISPOSITIVE POWER 3,858,855
	(10)	SHARED DISPOSITIVE POWER 3,858,855
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,858,855
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Onshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,858,855
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,858,855
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,858,855
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Capital LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,611,630
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,611,630
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,630
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IPH GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,611,630
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,611,630
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,630
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises Holdings L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,611,630
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,611,630
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,630
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises G.P. Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,611,630
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,611,630
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,630
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Beckton Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,611,630
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,611,630
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,630
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IEP Utility Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Carl C. Icahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,611,630
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,611,630
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,630
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 3 to the Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2022, as amended by Amendment No. 1 filed with the SEC on August 16, 2022, and Amendment No. 2 filed with the SEC on September 6, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

Between September 6, 2022 and September 21, 2022, Icahn Partners and Icahn Master purchased an aggregate of 70,168 shares of Common Stock, the details of which are set forth below, in open market transactions pursuant to the Rule 10b5-1 Plan. The following transactions were effected through open market purchases of shares of Common Stock pursuant to the Rule 10b5-1 Plan:

Reporting Entity	Date	Number of Shares of Common Stock Purchased	Price Per Share
Icahn Partners	9/6/22	3,283	$79.93
Icahn Partners	9/20/22	17,492	$79.80
Icahn Partners	9/21/22	20,871	$79.58
Icahn Master	9/6/22	1,173	$79.93
Icahn Master	9/20/22	12,469	$79.80
Icahn Master	9/21/22	14,880	$79.58

On September 22, 2022, the Reporting Persons terminated the Rule 10b5-1 Plan.

On October 24, 2022, the Issuer, the Reporting Persons and Mr. Andrew J. Teno entered into an Amended and Restated Cooperation Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference (the “Amended and Restated Cooperation Agreement”). The Amended and Restated Cooperation Agreement amends, restates, supersedes and replaces the Cooperation Agreement between the Issuer, the Reporting Persons and Mr. Teno. Mr. Teno is a portfolio manager at Icahn Capital and on May 27, 2022, was appointed to the Issuer’s Board of Directors (the “Board”) pursuant to the terms of the Cooperation Agreement as a designee of the Reporting Persons. The Reporting Persons and Mr. Teno are not members of a “group” (as such term is used in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and the Reporting Persons are not otherwise acting in concert with Mr. Teno.

Below is a summary of certain material terms of the Amended and Restated Cooperation Agreement. The following summary does not purport to be a complete description of all terms of the Amended and Restated Cooperation Agreement.

Board Designees. Pursuant to, and subject to, the terms of the Amended and Restated Cooperation Agreement, the Reporting Persons have the right to continue to designate up to 4 individuals to serve on the Board of the Issuer, which currently are Andrew W. Evans, Henry Linginfelter, Ruby Sharma and Andrew Teno (each, an “Icahn Designee” and, collectively, the “Icahn Designees”), and the Issuer has agreed to nominate the Icahn Designees for election at the 2023 annual meeting of stockholders of the Issuer (the “2023 Annual Meeting”). The Amended and Restated Cooperation Agreement provides for participation by the Icahn Designees in the Strategic Transactions Committee and the other committees of the Board.

Replacement Designees. The Reporting Persons have the authority to designate a replacement for appointment to the Board for any or all of the Icahn Designees on the terms set forth in the Amended and Restated

Cooperation Agreement. In particular, the Reporting Persons’ authority to designate replacements and designees for appointment to the Board is subject to certain total ownership thresholds, such that if the Reporting Persons beneficially own less than 50% of the Tender Offer Closing Amount (as defined in the Amended and Restated Cooperation Agreement), then the Reporting Persons will lose the right to designate one member of the Board; if the Reporting Persons beneficially own less than 35% of the Tender Offer Closing Amount, then the Reporting Persons will lose the right to designate an additional member of the Board; and if the Reporting Persons beneficially own less than 25% of the Tender Offer Closing Amount, then the Reporting Persons will lose the right to designate any members of the Board.

Spinoff. The Amended and Restated Cooperation Agreement provides that if the Strategic Transactions Committee approves any separation of the Issuer’s businesses into two or more independent, publicly traded companies, then (i) each entity formed in connection with any such spinoff would be incorporated in the State of Delaware, (ii) each member of the board of directors of any such entity would be elected for a one-year term (i.e., not a “staggered board”), (iii) subject to certain exemptions, the first annual meeting of any such entity would be held no earlier than the 9-month anniversary of such spinoff and no later than the 12-month anniversary of such spinoff, and (iv) in connection with any such spinoff the Reporting Persons would be entitled to their pro rata portion of the equity interests that are distributed in connection with any such spinoff. These provisions continue in effect until the earlier of (x) termination of the Amended and Restated Cooperation Agreement and (y) such time as the Reporting Persons beneficially own an aggregate of less than 50% of the Tender Offer Closing Amount.

Rights Agreement. The Amended and Restated Cooperation Agreement provides that the Issuer may not enter into any stockholder rights agreement that contains an “Acquiring Person” beneficial ownership threshold below 24.9% unless such rights agreement provides that (i) the rights agreement will automatically expire if it is not ratified by the Issuer’s stockholders within 270 days of the date of such agreement and (ii) the “Acquiring Person” definition in such rights agreement exempts the Reporting Persons up to the beneficial ownership of 24.9% of the then outstanding shares of Common Stock. The Issuer is subject to this restriction until the earlier of (x) termination of the Amended and Restated Cooperation Agreement and (y) such time as the Reporting Persons beneficially own an aggregate of less than 50% of the Tender Offer Closing Amount.

Standstill and Other Agreements. The Amended and Restated Cooperation Agreement also includes other customary voting, standstill and non-disparagement provisions. Subject to the qualifications set forth therein, the standstill restrictions on the Reporting Persons will remain in effect until, and the Amended and Restated Cooperation Agreement will terminate upon, the later of (i) one minute following the completion of the 2023 Annual Meeting, and (ii) the earlier of (1) one minute following the time at which Mr. Teno (or any Replacement Designee for Mr. Teno) is no longer serving as a director on the Board and (2) the date that is thirty days prior to the expiration of the advance notice deadline in the Issuer’s bylaws for the 2024 annual meeting of stockholders of the Issuer, provided, however, that the Amended and Restated Cooperation Agreement shall terminate automatically on the date on which the Board re-appoints as a director any former director of the Board (i.e., any person who was a director of the Board prior to the 2022 annual meeting of stockholders of the Issuer, but was not a director of the Board immediately after the 2022 annual meeting of stockholders of the Issuer), without the approval of a majority of the Icahn Designees.

Voting Agreement. Pursuant to the Amended and Restated Cooperation Agreement, the Reporting Persons agreed to vote their shares of Common Stock, including any shares owned directly or indirectly by any Icahn Affiliate (as defined in the Amended and Restated Cooperation Agreement), to be present for quorum purposes and to be voted, at the 2023 Annual Meeting or any adjournment or postponement thereof, (i) for each director nominated by the Board for election at the 2023 Annual Meeting, (ii) against any nominees that were not nominated by the Board for election at the 2023 Annual Meeting, (iii) against any stockholder proposal to increase the size of the Board, and (iv) in favor of the ratification of the Issuer’s auditors.

Registration Rights. Pursuant to the Amended and Restated Cooperation Agreement, the Issuer and the Reporting Persons agreed, under certain conditions, to negotiate and enter into a registration rights agreement granting the Reporting Persons certain customary registration rights with respect to certain shares of Common Stock beneficially owned by the Reporting Persons.

Subject to the terms of the Amended and Restated Cooperation Agreement, the Reporting Persons, among other things, intend to have discussions with representatives of the Issuer’s management and board of directors relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, management, capitalization, accounting, strategic direction, and Share performance matters. The Reporting Persons may also engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties regarding a variety of matters relating to the Issuer and the shares of Common Stock, including each of the operational, financial, corporate governance, management, capitalization, accounting, strategic direction and share performance matters noted herein. The Reporting Persons may also take other steps seeking to bring about changes to increase shareholder value.

Subject to the terms of the Amended and Restated Cooperation Agreement, the Reporting Persons may from time to time and at any time (i) acquire additional shares of Common Stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their shares of Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the shares of Common Stock or other securities of the Issuer); and/or (iv) engage in any other hedging or similar transactions with respect to the shares of Common Stock and/or other securities or instruments of the Issuer.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,611,630 shares of Common Stock, representing approximately 9.9% of the Issuer’s outstanding shares of Common Stock, based on 67,007,222 shares of Common Stock outstanding as of July 29, 2022, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2022.

(b) Icahn Master has sole voting and sole dispositive power with respect to 2,752,775 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with respect to such shares. Icahn Partners has sole voting and sole dispositive power with respect to 3,858,855 shares of Common Stock. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with respect to such shares. IEP Utility has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 0 shares of Common Stock; however, IEP Utility has been included in this Schedule 13D as it is a signatory to the Amended and Restated Cooperation Agreement.

(c) Except as described in Item 4 above, the Reporting Persons have not effected any transactions with respect to the shares of Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit:

4.	Amended and Restated Cooperation Agreement, by and among Southwest Gas Holdings, Inc., the Reporting Persons and Andrew J. Teno (incorporated by reference to Exhibit 10.1 to Southwest Gas Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2022).

*****

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2022

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

IEP UTILITY HOLDINGS LLC

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 3 – SWX]